UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Burcon NutraScience Corporation

(Name of Issuer)

Common Share without par value

(Title of Class of Securities)

120831 10 2

(CUSIP Number)

Suen Cho Hung, Paul
Suite 1501, 15th Floor, Great Eagle Centre
23 Harbour Road, Wanchai, Hong Kong
+852 3162 6623

with copy to:
Kenneth K. Kwok, Esq.
Dorsey & Whitney
Suite 3008, One Pacific Place
88 Queensway
Hong Kong

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 120831 10 2

1.	Names of Reporting Persons. Suen Cho Hung, Paul

I.R.S. Identification Nos. of above persons (entities only).

Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

☐

4.	Source of Funds (See Instructions)

Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0 common shares
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

0%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 120831 10 2

1.	Names of Reporting Persons.

Ace Way Global Limited

I.R.S. Identification Nos. of above persons (entities only).

Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

☐

4.	Source of Funds (See Instructions)

Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0 common shares
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

0%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 120831 10 2

1.	Names of Reporting Persons.

Ace Pride Holdings Limited

I.R.S. Identification Nos. of above persons (entities only).

Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

☐

4.	Source of Funds (See Instructions)

Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

0 common shares
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0 common shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0 common shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

0%

14.	Type of Reporting Person (See Instructions)

CO

This Amendment No. 2 to the Schedule 13D supplementally amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2017, and amended by Amendment No. 1 thereto filed with the SEC on May 4, 2017, by the Reporting Persons (as defined below).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplementally amended as follows:

Change of Name

On June 20, 2017, ITC formally changed its corporate name to PT International Development Corporation Limited (“PTI”). All references to ITC in this Schedule 13D shall hereby be amended to refer to PTI.

The PTI Shares Disposal

On September 15, 2017, Ace Pride disposed of 488,000,000 shares of PTI (the “Disposed PTI Shares”), representing approximatley 28.91% of the issued share capital of PTI as of the date of this Schedule 13D, for an aggregate consideration of HK$290,800,000 (the “PTI Shares Sale”). Immediately following completion of the PTI Shares Sale, Ace Pride continues to own 670,676,465 shares of PTI, representing approximately 39.72% of the issued share capital of PTI.

PTI owns 100% of the issued share capital of Large Scale Investments Limited (“Large Scale”) and Great Intelligence Limited (“Great Intelligence”), which owns certain securities interest in the Issuer as described in Item 5 below.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are supplementally amended as follows:

The information set out in Item 4 above is incorporated in this Item 5.

(a) – (b)

The original Schedule 13D and Amendment No. 1 thereto were filed on February 1, 2017 and May 4, 2017, respectively. This Amendment No. 2 is now amending and supplementing the Schedule 13D due to the PTI Shares Sale.

The securities of the Issuer reported on this Schedule 13D as beneficially owned by the Reporting Persons prior to the PTI Shares Sale are owned by Large Scale and Great Intelligence. Large Scale and Great Intelligence are wholly-owned by PTI. As a result of the PTI Shares Sale, the Reporting Persons have ceased to hold a majority interest in PTI and, therefore, no longer have any sole or shared power to vote or to direct the vote, or any sole or shared power to dispose or to direct the disposition, of any Shares of the Issuer. Accordingly, the Reporting Persons have ceased to have beneficial ownership of any Shares of the Issuer.

The calculation of percentage beneficial ownership set out above was derived from the corporate factsheet as made available on the Issuer’s web-site (http://www.burcon.ca/investors/corporate_factsheet.php) as of September 20, 2017 in which the Issuer stated number of its issued Shares was 37,827,175.

(c)       Except for the transactions described herein (including in Item 4 above), the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

(e)       As a result of the transactions described herein, on September 15, 2017, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

The documents which have been filed as Exhibits are listed in the Exhibit index herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Dated:	22 September 2017

/s/ Suen Cho Hung, Paul
Name: Suen Cho Hung, Paul

ACE WAY GLOBAL LIMITED

Date:	22 September 2017
For and on behalf of Ace Way Global Limited

Signature:	/s/ Suen Cho Hung, Paul
Name:	Suen Cho Hung, Paul
Title:	Director

ACE PRIDE HOLDINGS LIMITED

Date:	22 September 2017
For and on behalf of Ace Pride Holdings Limited

Signature:	/s/ Suen Cho Hung, Paul
Name:	Suen Cho Hung, Paul
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Statement